EXHIBIT - SUB-ITEM 77K

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

The firm of Deloitte & Touche has been selected as independent public accountants for the Trust. The firm of Meahl, McNamara & Co.
had served as independent public accountants for the Trust from its inception. Meahl, McNamara & Co. entered into a merger agreement with Touche Ross & Co., effective June 1, 1988. The Trust's Audit Committee reviewed the merger of Meahl, McNamara & Co. and Touche Ross & Co. and recommended to the Board of Trustees that the Board select Touche
Ross & Co. as the successor to Meahl, McNamara & Co. as independent public accountants for the Trust. Effective December 3, 1989, Touche Ross & Co. entered into a merger agreement with Deloitte, Haskins & Sells resulting in the firm of Deloitte & Touche. It is expected that the principals of Meahl, McNamara & Co. and Touche Ross & Co., who have provided independent public accounting services to the Trust in the past, will continue to do so in the future as members of Deloitte & Touche.